Patriot Premium Dividend Fund II

Shareholder meeting
On March 13, 2005, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 9,355,848 shares of beneficial interest were voted at the meeting. The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:
                                                     WITHHELD
                                FOR                  AUTHORITY

James F. Carlin                 9,253,411            102,437

William H. Cunningham           9,250,532            105,316

Richard P. Chapman, Jr.         9,240,943            114,905

James A. Shepherdson            9,250,794            105,054


The shareholders ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditor for the fiscal year ending October 31, 2005, with votes tabulated as follows: 9,248,849 FOR, 40,124 AGAINST and 66,875 ABSTAINING.